

December 19, 2014

Via Email
Mr. Joe Bob Perkins
Chief Executive Officer
Targa Resources Corp.
Targa Resources Partners LP
1000 Louisiana, Suite 4300
Houston, TX 77002

       Re: **Targa Resources Corp.**
               Registration Statement on Form S-4
               Filed November 20, 2014
               File No. 333-200382
               Targa Resources Partners LP
               Registration Statement on Form S-4
               Filed November 20, 2014
               File No. 333-200383

Dear Mr. Perkins:

We have limited our review of your registration statements to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed by Targa Resources Corp. on November 20, 2014

General

1. Please disclose throughout the joint proxy statement/prospectus a dollar value for the aggregate merger consideration to be received by Atlas Energy, L.P. unitholders, using a representative date to value the stock consideration (e.g., the last trading day before the public announcement of the merger). This comment is also applicable to similar disclosure included in the proxy statement/prospectus filed for TRP.

Background of the Atlas Mergers, page 55

2. Clarify your disclosure to explain whether strategic alternatives were considered by TRC or TRP. This comment is also applicable to the proxy statement/prospectus filed for TRP.

3. Clarify the reference to the "prior analysis" mentioned at the bottom of page 58 and revise to disclose this analysis, if such disclosure has not been provided already.

4. We note your disclosure on pages 66 and 68 that the ATLS GP Board met on October 7, 2014 and October 10, 2014 to discuss the proposals made by Targa, Company D, and Company H, but ultimately decided to proceed in finalizing the transaction with Targa. Please elaborate upon why the alternatives with Company D and Company H were not pursued. This comment is also applicable to similar disclosure included in the proxy statement/prospectus filed for TRP.

5. If Company's F's offer was discussed at the October 10th meeting, please revise your disclosure to include any such discussion. Regardless, please revise your disclosure to compare Company F's offer to those discussed at the October 10th meeting and explain why Company F's offer was ultimately not pursued.

Recommendation to the TRC Stockholders and the TRC Board's Reasons for the ATLS Merger, page 71

6. We note your disclosure that "[n]egative consequences could result from the combined companies' . . . significant amount of indebtedness following the closing of the Atlas Mergers." Please quantify the amount of indebtedness of each combined company after the transactions are complete.

Opinion of the TRC Board's Financial Advisor, page 76

7. We note the limitation on reliance on the Wells Fargo opinion by anyone other than the TRC Board without Wells Fargo's prior written consent. Please disclose that the availability of any such state-law defense to Wells Fargo would have no effect on the rights and responsibilities of Wells Fargo under the federal securities laws.

Pending Litigation, page 114

8. Please provide any material updates regarding the pending class action suits that are challenging the merger. This comment is also applicable to similar disclosure included in the proxy statement/prospectus filed for TRP.

The Transaction Agreements, page 121

9. We note your disclosure that "information concerning the subject matter of the representations and warranties may have changed since the date of the Atlas Merger Agreements and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement/prospectus." Please disclose whether any developments have taken place or any new information has been received that materially qualify any representation or warranty in the Atlas Merger Agreements. This comment is also applicable to similar disclosure included in the proxy statement/prospectus filed for TRP.

Registration Statement on Form S-4 filed by Targa Resources Partners, L.P. on November 20, 2014

Opinion of the APL GP Conflicts Committee's Financial Advisor, page 77

Miscellaneous, page 87

10. We note that your disclosure here does not provide a quantitative description of the fees paid to Stifel, Nicolaus & Company, Incorporated. Please revise to provide such disclosure. See Item 1015(b)(4) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statements please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Joe Bob Perkins
Targa Resources Corp.
Targa Resources Partners LP
December 19, 2014
Page 4

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statements.

Please contact Michael Kennedy, Staff Attorney, at 202-551-3832 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

Cc: Christopher S. Collins, Esq.